     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 16, 1999



                                                      REGISTRATION NO. 333-72449

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------


                                AMENDMENT NO. 1
                                       TO


                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                          CORNERSTONE PROPERTIES INC.

             (Exact Name of Registrant as Specified in its Charter)

            NEVADA                 TOWER 56, 126 EAST 56TH         74-2170858
 (State or Other Jurisdiction               STREET              (I.R.S. Employer
              of                   NEW YORK, NEW YORK 10022      Identification
Incorporation or Organization)          (212) 605-7100              Number)

  (Address, including zip code, and telephone number, including area code, of
                   Registrant's principal executive offices)

                           --------------------------

                                 JOHN S. MOODY
                            CHIEF EXECUTIVE OFFICER
                          CORNERSTONE PROPERTIES INC.
                         TOWER 56, 126 EAST 56TH STREET
                            NEW YORK, NEW YORK 10022
                                 (212) 605-7100
(Name, address, including zip code, and telephone number, including area code of agent for service)

                                    COPY TO:
                               JOHN J. KELLEY III
                                KING & SPALDING
                           191 PEACHTREE STREET, N.E.
                          ATLANTA, GEORGIA 30303-1763
                                 (404) 572-4600

                           --------------------------

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: From time to time after the effective date of this Registration Statement.
                           --------------------------

    If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /

    If any securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the "Securities Act"), other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. /X/

    If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /

                           --------------------------


    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. THE SELLING STOCKHOLDERS MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN DECLARED EFFECTIVE BY THE SECURITIES AND EXCHANGE COMMISSION. THIS PROSPECTUS IS NEITHER
AN OFFER TO SELL NOR A SOLICITATION OF AN OFFER TO BUY THESE SECURITIES IN ANY JURISDICTION WHERE SUCH OFFER OR SALE IS UNLAWFUL.

                  SUBJECT TO COMPLETION, DATED APRIL 16, 1999



PROSPECTUS


                               31,072,141 SHARES
                          CORNERSTONE PROPERTIES INC.
                                  COMMON STOCK

                             ---------------------


    Cornerstone Properties Inc., a Nevada corporation, is a self-administered equity real estate investment trust that manages and conducts its business through Cornerstone Properties Limited Partnership, a Delaware limited partnership. The persons listed as our selling stockholders in this prospectus are offering and selling up to 14,884,417 shares of our common stock. Such selling stockholders may also offer and sell up to 16,187,724 additional shares of our common stock that we may issue to such selling stockholders to the extent they exchange an equal number of units of limited partnership interests that such selling stockholders currently own in Cornerstone Properties Limited Partnership. All net proceeds from the sale of the shares of common stock offered by this Prospectus will go to the selling stockholders. We will not receive any proceeds from such sales.


    The selling stockholders may offer their shares of common stock through public or private transactions, in the over-the-counter markets, on any exchanges on which our common stock is traded at the time of sale, at prevailing market prices or at privately negotiated prices. The shares may be sold directly or through agents or broker-dealers acting as principal or agent, or in block trades or through one or more underwriters on a firm commitment or best efforts basis. The selling stockholders may engage underwriters, brokers, dealers or agents, who may receive commissions or discounts from the selling stockholders. We will pay substantially all of the expenses incident to the registration of such shares, except for the selling commissions.

    The selling stockholders and any underwriters, agents or broker-dealers that participate with the selling stockholders in the distribution of the common stock may be deemed to be "underwriters" within the meaning of the Securities Act of 1933, and any commissions received by them and any profit on the resale of the common stock may be deemed to be underwriting commissions or discounts under such Act.


    Our common stock is listed on the New York Stock Exchange under the ticker symbol "CPP." The closing price of our common stock on April 15, 1999, was $15.0625 per share.


                            ------------------------


    NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR HAS
       DETERMINED IF THIS PROSPECTUS IS ADEQUATE OR ACCURATE. ANY
             REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


                            ------------------------

               The date of this Prospectus is             , 1999.

                      WHERE YOU CAN FIND MORE INFORMATION

    We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). You may read and copy any document we file at the Commission's public reference room located at 450 Fifth Street, N.W., Washington, D.C. 20549, or at its Regional Offices located at 7 World Trade Center, Suite 1300, New York, New York 10048, and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, and copies of such materials can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. You may call the Commission at 1-800-732-0330 for further information on the operation of such public reference rooms. You also can request copies of such documents, upon payment of a duplicating fee, by writing to the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 or obtain copies of such documents from the Commission's web site at http://www.sec.gov.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE


    The Commission allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information we incorporate by reference is considered to be part of this prospectus and information that we file later with the Commission automatically will update and supersede such information. We incorporate by reference the documents listed below and any future filings we make with the Commission under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended. These documents contain important business information about our company and its financial condition.



1.  Our Annual Report on Form 10-K for the year ended December 31, 1998.



2. Our Current Report on Form 8-K/A, as filed with the Commission on March 1, 1999.



3.  Our Current Report on Form 8-K, as filed with the Commission on March 24,
    1999.



4. Our Registration Statement on Form 8-A, which incorporates by reference a description of our common stock from the final prospectus included in our Registration Statement on Form S-3 (File No. 333-18303), as filed with the Commission on March 11, 1997.


    You may request a copy of these filings (including exhibits to such filings that we have specifically incorporated by reference in such filings), at no cost, by writing or telephoning our executive offices at the following address:

                          Cornerstone Properties Inc.
                         Tower 56, 126 East 56th Street
                            New York, New York 10022
                              Attention: Secretary
                                 (212) 605-7100


    You should rely only on the information provided or incorporated by reference in this prospectus or any related supplement. We have not authorized anyone else to provide you with different information. The selling stockholders will not make an offer of these shares in any state that prohibits such an offer. You should not assume that the information in this prospectus or any supplement is accurate as of any date other than the date on the cover page of such documents. ALL REFERENCES IN THIS PROSPECTUS TO "COMMON STOCK" REFER TO OUR COMMON STOCK, WITHOUT PAR VALUE. ALL REFERENCES IN THIS PROSPECTUS TO "UNITS" REFER TO THE UNITS OF LIMITED PARTNER INTEREST IN CORNERSTONE PROPERTIES LIMITED PARTNERSHIP.

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS



    Information contained in or incorporated by reference into this prospectus and any accompanying prospectus supplement contains "forward-looking statements" within the meaning of Section 27A of the Securities Act. We intend the forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in Section 27A of the Securities Act. These forward-looking statements relate to, without limitation, future economic performance, our plans and objectives for future operations and projections of revenue and other financial items. You can identify forward-looking statements by the use of forward-looking words such as "may," "will," "should," "expect," "anticipate," "estimate" or "continue" or similar words. The cautionary statements set forth in this prospectus and incorporated by reference from our Annual Report on Form 10-K under the caption "Risk Factors" and other similar statements contained in this prospectus or any accompanying prospectus supplement identify important factors with respect to such forward-looking statements, including certain risks and uncertainties, that could cause actual results to differ materially from those in such forward-looking statements.



                         INFORMATION ABOUT THE COMPANY



    We, Cornerstone Properties Inc., are a self-administered equity real estate investment trust, or "REIT." We own Class A office properties in prime locations in major suburban markets and prime central business districts. Cornerstone owns all of its properties and conducts all of its business through Cornerstone Properties Limited Partnership, a Delaware limited partnership. Cornerstone, through its subsidiaries, at April 1, 1999, owned 96 Class A office properties throughout the United States totaling approximately 21 million square feet.



    Our strategy is to own Class A office properties in prime central business locations and major suburban office markets in U.S. metropolitan areas. Class A properties are generally considered to be those that have the most favorable locations and physical features, attract higher rents and experience the highest tenant retention rates within their markets. Consistent with our strategy of growth through acquisitions, in December 1998, we acquired 69 Class A office properties, aggregating approximately 9.6 million square feet, from William Wilson & Associates and related entities. In that transaction, we also acquired the development, construction management, property management and leasing and tenant improvement services businesses of William Wilson & Associates.


    We were incorporated under the laws of the State of Nevada in May 1981. Our executive offices are located at 126 East 56th Street, New York, NY 10022. Our general information telephone number is (212) 605-7100.

                                USE OF PROCEEDS


    We are registering the shares of common stock offered by this prospectus for the account of the selling stockholders identified in the section of this prospectus entitled "Selling Stockholders." All of the net proceeds from the sale of the common stock will go to the selling stockholders who offer and sell their shares of such stock. We will not receive any part of the proceeds from the sale of such shares.

                              SELLING STOCKHOLDERS


    "Selling Stockholders" are (i) those persons (or their permitted transferees) who received shares of common stock in connection with the William Wilson & Associates acquisition and (ii) those persons (or their permitted transferees) who may receive shares of common stock in exchange for Units received in connection with the William Wilson & Associates acquisition.



    Holders of Units may require Cornerstone Properties Limited Partnership to redeem all or part of their Units for (i) cash (based upon the fair market value of an equivalent number of shares of common stock at the time of such redemption) or (ii) at our election, shares of common stock (on a one-for-one basis).



    The following table provides the names of and the number of shares of common stock owned by each Selling Stockholder. Because the Selling Stockholders may sell all, some or none of their shares, we cannot estimate the actual aggregate number or percentage of shares the Selling Stockholders will hold at the end of the offering covered by this prospectus. In addition to the common stock they currently own, certain Selling Stockholders may also offer the shares they will own if the Units they hold are redeemed for shares of common stock. The number of shares on the following table represents the number of shares of common stock each of the Selling Stockholders holds and the number of shares for which Units held by such Selling Stockholder may be redeemed (if we elect to issue shares of common stock rather than pay cash upon such redemption).



    The shares of common stock offered by this prospectus may be offered from time to time by the Selling Stockholders named below:



                                                                                              MAXIMUM NUMBER OF
                                                                         NUMBER OF SHARES       SHARES WHICH
NAME                                                  NUMBER OF SHARES   UNDERLYING UNITS   MAY BE OFFERED HEREBY
----------------------------------------------------  -----------------  -----------------  ---------------------
AE Properties, Inc..................................         --               1,541,267            1,541,267
Travelers Casualty & Surety Company.................         --                 211,821              211,821
AJ Trusts Partnership...............................         --                   8,502                8,502
Alan Seelenfreund...................................         --                  67,365               67,365
Anne Bransten.......................................         --                   4,251                4,251
Bixby Ranch Company.................................         --                 540,693              540,693
Bowes Family Partnership............................         --                 108,538              108,538
David R. Boyd, as Trustee of the
  Boyd Revocable Trust U/T/A dated
  November 6, 1991..................................         --                   9,497                9,497
Caesar Villano and Elda Villano, as
  Trustees of the Villano
  Family Trust under Trust Agreement dated
  November 4, 1986..................................         --                  18,924               18,924
Daphne W. Bransten, as Trustee of
  the Daphne W. Bransten Revocable
  Trust u/a dated September 24, 1987,
  as amended........................................         --                   8,503                8,503
David E. Nelson.....................................         --                   5,306                5,306
David H. Knott......................................         --                  53,618               53,618
David L. Anderson...................................         --                  59,919               59,919
David R. Word.......................................         --                 161,261              161,261
DDRWJ Investment Company............................         --                 313,050              313,050
Diane M. Heldfond, as Trustee
  of Diane L. Morris Property Trust.................         --                   2,127                2,127

                                                                                              MAXIMUM NUMBER OF
                                                                         NUMBER OF SHARES       SHARES WHICH
NAME                                                  NUMBER OF SHARES   UNDERLYING UNITS   MAY BE OFFERED HEREBY
----------------------------------------------------  -----------------  -----------------  ---------------------
Don A. Nelson as Trustee or
  Successor Trustee under Nelson
  Family Trust u/a dated December 14,
  1989, as amended..................................         --                   9,669                9,669
Donald G. and Doris F. Fisher.......................         --                 226,146              226,146
Donald H. Seiler and Ruth F. Seiler,
  as Trustees of the Seiler Trust under
  trust agreement dated March 15, 1995..............         --                  95,493               95,493
Donald H. Rumsfeld..................................          25,892            --                    25,892
Douglas Goldman Partnership #1......................         --                  33,682               33,682
Millard S. Drexler, as Trustee of
  the Drexler Family Revocable Trust................         --                  90,437               90,437
Trustee of the Ford Family Trust....................         --                  10,628               10,628
G. Leonard Baker, Jr................................         --                 142,221              142,221
M. Arthur Gensler and Drucilla Gensler,
  as Trustees of the Gensler Family Trust...........         --                  36,249               36,249
Arthur Pizzinat and Miriam Wingfield,
  as Trustees of the George Wingfield Jr. Trust.....         --                  20,432               20,432
Gilbert E. Bovet....................................         --                  94,693               94,693
Goldman Grandchildren LLC...........................         --                  53,991               53,991
Goldman Triad Fund, L.L.C...........................         --                  20,246               20,246
Gypsey Hershey Horsted, as
  Trustee of the Gypsey Hershey
  Horsted Trust UTA dated January 4, 1989...........         --                   1,050                1,050
H. Whitwell Wales, Jr. and
  Roxana C. Wales, and their successors and
  alternatives, as Trustees of
  the Wales Family Trust............................         --                  18,027               18,027
HAL Partnerships Inc................................         --                 445,416              445,416
Howard E. Wolf......................................         --                  22,180               22,180
Hugh Banks..........................................         --                   1,050                1,050
Ira Michael Heyman..................................         --                   5,306                5,306
J. Richard McMichael and Karen L.
  McMichael, as Co-Trustees of
  The McMichael Living Trust dated December 1988....         --                   5,681                5,681
James B. Morris, as Trustee of
  the James B. Morris Property Trust................         --                   2,127                2,127
James C. Flood......................................         --                  58,014               58,014
James H. Greene Jr., and Marritje
  Van Arsdale Green, as Trustee of
  the Greene Family Trust u/a
  dtd December 27, 1995, as amended.................         --                 168,180              168,180
James W. Arce.......................................         --                  32,886               32,886
Jeffrey A. Morris, as Trustee
  of the Jeffrey A. Morris Property Trust...........         --                   2,127                2,127

                                                                                              MAXIMUM NUMBER OF
                                                                         NUMBER OF SHARES       SHARES WHICH
NAME                                                  NUMBER OF SHARES   UNDERLYING UNITS   MAY BE OFFERED HEREBY
----------------------------------------------------  -----------------  -----------------  ---------------------
Jean M. Goity, as Trustee of
  Jennifer Reed Wythes Trust A......................         --                  17,263               17,263
Jill Benitez........................................         --                       4                    4
JMG Partnership #1..................................         --                  33,682               33,682
JMJ Trusts Partnership..............................         --                  46,436               46,436
John G. Morris, as Trustee
  of the John G. Morris Property Trust..............         --                   2,127                2,127
John J. Fisher......................................         --                  25,892               25,892
John J. Hamilton III................................         327,738            179,094              506,832
John W. Leyerzaph...................................         --                  17,873               17,873
Stephen Leavitt, as Trustee
  of the Leavitt Family Trust.......................          33,682            --                    33,682
H. Lee Van Boven....................................         163,869             29,770              193,639
Jean M. Goity, as Trustee
  of Linda Elizabeth Wythes Trust A.................         --                  17,263               17,263
Lisa J. Bransten, Trustee with
  respect to her separate property
  under Trust Agreement dated
  November 6, 1998..................................         --                   4,251                4,251
Mark T. Gates and Elizabeth W. Gates,
  as Trustees of the Mark T. Gates
  and Elizabeth W. Gates Living Trust u/a dated
  September 10, 1993................................         --                  97,177               97,177
Merco Ventures......................................         --                  21,256               21,256
Michael D. and Jean C. Couch........................         --                   2,269                2,269
Michael W. Michelson and
  Ellen A. Michelson, as
  Trustees of the Michelson Family Trust,
  u/a dated December 19, 1986.......................         108,264            --                   108,264
Miller Ream.........................................         --                 469,209              460,209
Miriam H. Wingfield.................................         --                   5,109                5,109
Montana Mortgage Company............................         --                  58,014               58,014
Jeffrey A. Morris, Diane M. Heldfond,
  James B. Morris and John G. Morris, as
  Trustees of The Morris 1992 Annuity Trust.........         --                  85,811               85,811
Morris Exploration Fund 1997, L.P...................         --                 103,566              103,566
Morris Family Partners I, L.P.......................         --                 145,033              145,033
MSG Realty, L.L.C...................................         --                  67,365               67,365
Nassau Capital Funds, L.P...........................       1,538,597            --                 1,538,597
Nassau Capital Real Estate Partners, L.P............         981,778            --                   981,778
Donald H. Seiler, as Trustee of the
  Natalie Podell Irrevocable Trust -1992
  (GSTT Exempt).....................................         --                  96,688               96,688
Northwestern University.............................       1,236,947            --                 1,236,947
O'Brien-Krietzberg..................................         --                 126,484              126,484
Opportunity Capital Partners II, LLC................         --                 661,830              661,830
Opportunity Capital Partners III, LLC...............         --               1,019,263            1,019,263
Opportunity Capital Partners IV, LLC................         --                 160,077              160,077

                                                                                              MAXIMUM NUMBER OF
                                                                         NUMBER OF SHARES       SHARES WHICH
NAME                                                  NUMBER OF SHARES   UNDERLYING UNITS   MAY BE OFFERED HEREBY
----------------------------------------------------  -----------------  -----------------  ---------------------
Opportunity Capital Partners, L.P...................         --               1,319,342            1,319,342
Paul E. Raether.....................................          54,129            --                    54,129
Paul M. and Marsha R. Wythes,
  as Trustees of the Wythes Living Trust............         --                  93,257               93,257
Paul Moore Denison, as Trustee under
  the Trust Agreement dated April 6, 1976...........         --                 408,883              408,883
Jean M. Goity, as Trustee of
  Paul Morrison Wythes, Jr. Trust A.................         --                  17,263               17,263
Peggy H. Wheatcroft, as Trustee of
  the Peggy H. Wheatcroft U/T/A
  dated March 22, 1984..............................         --                   6,017                6,017
JJH Investments, a California
  Limited Partnership...............................         --                 111,193              111,193
Phemus Corporation..................................       1,574,297            --                 1,574,297
Pomona College......................................         218,285            --                   218,285
R. Matthew Moran....................................          98,333              4,217              102,550
Wendy S. Raether, as Trustee
  of the Raether Family 1985 Trust..................          54,129            --                    54,129
RAS Partners, Ltd...................................         --                  67,365               67,365
Harris Trust and Savings Bank,
  as Trustee of Related Accounts Fund Nine..........         --                 665,595              665,595
William H. Malkmus, as Trustee of the
  Revocable Trust of William Hull Malkmus...........         --                  61,111               61,111
Richard M. Lavenstein and
  Emmy Lou Lavenstein, as Trustees
  of the Lavenstein Family Trust....................         --                  63,080               63,080
Richard N. Goldman Partnership, L.P.................         --                  42,511               42,511
Richard Rosenberg...................................         --                  25,541               25,541
Robert I. and Jannine B. MacDonnell,
  as Trustees of the Robert I. &
  Jannine MacDonnell Trust u/a dated
  October 31, 1991..................................          90,659            --                    90,659
Robert J. Fisher....................................         --                  51,784               51,784
Roberta K. Wingfield................................         --                   5,109                5,109
Michael W. Michelson, as Trustee of the Roberts
  Children 1982 Trust...............................         --                 827,491              827,491
Michael W. Michelson, as Trustee of
  the Roberts Children's 1987 Trust FBO
  Courtney A. Roberts...............................         --                  21,284               21,284
Michael W. Michelson, as Trustee
  of the Roberts Children's 1987
  Trust FBO Eric B. Roberts.........................         --                  21,284               21,284
Michael W. Michelson, as Trustee
  of the Roberts Children's 1987
  Trust FBO Mark B. Roberts.........................         --                  21,284               21,284
Robinson Family, LLC................................         --                 155,135              155,135
The Rockefeller University..........................         665,595            --                   665,595
Roger C. and Carmen Stuhlmuller.....................         --                  21,027               21,027

                                                                                              MAXIMUM NUMBER OF
                                                                         NUMBER OF SHARES       SHARES WHICH
NAME                                                  NUMBER OF SHARES   UNDERLYING UNITS   MAY BE OFFERED HEREBY
----------------------------------------------------  -----------------  -----------------  ---------------------
Roland E. Brandel...................................         --                   5,306                5,306
Trustee of the Ronald Family Trust A................         --                 218,285              218,285
Ronald G. Wheatcroft................................         --                   6,017                6,017
Rosekrans Family Partnership........................         --                  60,094               60,094
Claude Rosenberg, Jr. and Louise J. Rosenberg,
  as Co-Trustees of the Rosenberg
  Revocable Trust u/a dated March
  26, 1987..........................................         --                 174,366              174,366
Rosser Brophy Edwards, as Trustee
  of the Rosser Brophy Edwards and Gloria
  Sedelmeyer Edwards Revocable
  Trust U/T/A Dated December 18, 1991...............         --                   9,497                9,497
Rupert H. Johnson, Jr., as Trustee
  of the Rupert H. Johnson, Jr. Trust u/a
  dated March 13, 1996..............................         --                 118,779              118,779
Saw Island Partners.................................         --                 205,226              205,226
Schwab Family Partners, L.P.........................         --                 306,883              306,883
Shelley Bransten....................................         --                   4,251                4,251
SI Opportunity Fund, Inc............................         241,720            --                   241,720
Smedjan Enterprises, L.P............................         --                  48,343               48,343
The Board of Trustees of the
  Leland Stanford Junior University.................          83,639            --                    83,639
Swanson Family Fund, Ltd............................         --                  82,646               82,646
Brooks Walker, Jr., as Trustee of the
  Brooks Walker, Jr. Revocable Trust................         --                  90,437               90,437
Gerson Bakar, as Trustee of The Gerson Bakar 1984
  Trust.............................................         --                 146,078              146,078
Thomas A. Morton, as Trustee
  of The Morton Family Trust........................         --                 114,591              114,591
The Regents of the University of Michigan...........       1,128,233            --                 1,128,233
The Richard and Rhoda Goldman Fund..................         164,671            --                   164,671
Deborah M. Lockwood, as Trustee
  of The Steven L. Merrill 1995 Children's Trust....         --                  10,628               10,628
Thomas A. and Helen K. Morton, as Trustees
  of The Thomas A. Morton Family Trust..............         --                  82,084               82,084
The Trustees of the Cheyne Walk Trust...............         --                 709,968              709,968
Thomas A. and Helen K. Morton, as
  Trustees of the Thomas A. & Helen K. Morton Living
  Trust.............................................         --                  58,014               58,014
Thomas P. Sullivan..................................          13,567             16,748               30,315
Susan B. Ford, as Special Administrator
  of the Estate of Thomas W. Ford...................         --                  34,202               34,202
Timothy S. Mayotte..................................         --                  13,205               13,205
TOW Partners, a California
  Limited Partnership...............................         --                 113,508              113,508
M. Newton Yaeger....................................          98,333              1,386               99,719

                                                                                              MAXIMUM NUMBER OF
                                                                         NUMBER OF SHARES       SHARES WHICH
NAME                                                  NUMBER OF SHARES   UNDERLYING UNITS   MAY BE OFFERED HEREBY
----------------------------------------------------  -----------------  -----------------  ---------------------
Webcor Builders, Inc................................         --                  11,373               11,373
Webcor Investment Company...........................         --                 102,735              102,735
William S. Dietrich II, as
  Trustee of the William S.
  Dietrich II Revocable Trust uta dated June 4,
  1990..............................................         --                 101,050              101,050
William S. Fisher 1998
  Family Trust UD DTD 12/21/98......................         --                  51,784               51,784
William Wilson III..................................       2,361,177            602,697            2,963,874
Mark T. Gates, as Trustee of the
  Eric Stanley Wilson Trust u/a dated
  February 1, 1984..................................         --                  15,413               15,413
Mark T. Gates, as Trustee of the
  Meagan McNeill Wilson Trust u/a dated
  February 1, 1984..................................         --                  15,413               15,413
Mark T. Gates, as Trustee of the
  Peter Metcalf Wilson Trust u/a dated
  February 1, 1984..................................         --                  15,415               15,415
Wilson Convert Pte..................................       3,266,336            --                 3,266,336
Harvard Private Capital Realty, Inc.................         129,550            --                   129,550
William Wilson III, as Trustee of the Eric Stanley
  Wilson QSST Trust.................................          44,241              7,615               51,856
William Wilson III, as Trustee of the Meagan McNeill
  Wilson QSST Trust.................................          44,241              7,615               51,856
William Wilson III, as Trustee of the Peter Metcalf
  Wilson QSST Trust.................................          44,241              7,615               51,856
Lennon J. and Annie Farrell McAdams,
  as Trustees UTA dated June 2, 1982 FBO
  Lennon J. and Annie Farrell McAdams...............         --                   2,681                2,681
Marilyn J. Spiegl, as Trustee of
  The Spiegl Family Trust FBO
  Marilyn J. Spiegl.................................         --                   2,681                2,681
Nora E. Wagner, as Trustee under
  The Nora E. Wagner Declaration
  of Trust dated July 27, 1989......................         --                   1,973                1,973
The Baker Boyer National Bank,
  as Trustee FBO The Jean Johnson Trust.............         --                   3,576                3,576
James M. Pollock, as Trustee of
  The James M. Pollock
  1977 Revocable Trust..............................         --                   5,624                5,624
Bonnie W. Leyerzaph.................................         --                  17,873               17,873
A. Robert Paratte...................................          27,135              7,771               34,906
Stephen Pilch.......................................          27,135              8,111               35,246
Jacqueline U. Moore.................................          27,135              8,452               35,587
Edward Donnelly.....................................          10,854            --                    10,854
Moran Investments, LLC..............................         --                  27,682               27,682
Wilson Investment Associates, Ltd...................         --                 294,630              294,630
John Burroughs School...............................         --                  12,900               12,900

                                                                                              MAXIMUM NUMBER OF
                                                                         NUMBER OF SHARES       SHARES WHICH
NAME                                                  NUMBER OF SHARES   UNDERLYING UNITS   MAY BE OFFERED HEREBY
----------------------------------------------------  -----------------  -----------------  ---------------------
Peninsula Community Foundation......................         --                  10,000               10,000
Calvary Presbyterian Church and
  Congregation......................................         --                   1,300                1,300



    As of April 1, 1999, the following Selling Stockholders own greater than one percent of the outstanding common stock.



                                                                                           PERCENTAGE
NAME                                                                                        OWNERSHIP
---------------------------------------------------------------------------------------  ---------------
Wilson Convert Pte.....................................................................          2.5%
William Wilson III.....................................................................           1.8
Phemus Corporation.....................................................................           1.2
AE Properties, Inc.....................................................................           1.2
Nassau Capital Funds, L.P..............................................................           1.2



    If and when the Selling Stockholders have redeemed all of their Units for shares of common stock, the following Selling Stockholders will own, as of April 1, 1999, greater than one percent of the outstanding common stock:



                                                                                         PERCENTAGE
NAME                                                                                      OWNERSHIP
---------------------------------------------------------------------------------------  -----------
Wilson Convert Pte.....................................................................         2.3%
William Wilson III.....................................................................         2.0
Phemus Corporation.....................................................................         1.1
AE Properties, Inc.....................................................................         1.1
Nassau Capital Funds, L.P..............................................................         1.1


    Information regarding certain Selling Stockholders' current relationship with us or our affiliates and such relationships, if any, within the past three years are set forth below.


NAME                                                             RELATIONSHIP WITH US
------------------------------------  ---------------------------------------------------------------------------

William Wilson III..................  Chairman of our Board of Directors. Prior to joining us in connection with the William Wilson & Associates acquisition, Mr. Wilson served as President of William Wilson & Associates ("WW&A"). Mr. Wilson founded WW&A in 1978.

H. Lee Van Boven....................  General Counsel and Chief Operating Officer. Prior to joining us in connection with the WW&A acquisition, Mr. Van Boven had served as Chief
                                      Operating Officer of WW&A since February 1997 and General Counsel and
                                      Executive Vice President of WW&A since September 1996.

R. Matthew Moran....................  Chief Investment Officer. Prior to joining us in connection with the WW&A acquisition, Mr. Moran had served in various executive positions with WW&A since September 1993.

John J. Hamilton III................  Chief Development Officer. Prior to joining us in connection with the WW&A acquisition, Mr. Hamilton had served as Executive Vice President of WW&A since March 1993.

NAME                                                             RELATIONSHIP WITH US
------------------------------------  ---------------------------------------------------------------------------
Stephen J. Pilch....................  Senior Vice President. Prior to joining us in connection with the WW&A acquisition, Mr. Pilch was Vice President--Investment Management of WW&A
                                      from May 1997 to March 1998 and Senior Vice President--Investment
                                      thereafter until December 1998.

James W. Arce.......................  Senior Vice President. Prior to joining us in connection with the WW&A acquisition, Mr. Arce was Senior Vice President--Asset Management of WW&A
                                      from August 1995 until December 1998 and Vice President--Asset Management of WW&A from September 1993 to August 1995.

A. Robert Paratte...................  Senior Vice President. Prior to joining us in connection with the WW&A acquisition, Mr. Paratte was Senior Vice President of WW&A from December
                                      1997 to December 1998 and Vice President of WW&A from November 1994 to
                                      December 1997.

Thomas P. Sullivan..................  Vice President

Edward Donnelly.....................  Vice President

Jacqueline U. Moore.................  Assistant General Counsel



    Our Bylaws provide that, for a period of three years through December 16, 2001, William Wilson III will be Chairman of our Board of Directors and will have the right to designate two other individuals to be nominated by the Board for election as directors. The Bylaws also provide that Mr. Wilson will serve on the Board Affairs Committee and at least one of his designated directors will serve on all other committees of the board during this period. Mr. Wilson designated Donald G. Fisher and Randall A. Hack to be nominated as directors, and Messrs. Wilson, Fisher and Hack were appointed to the board on December 16, 1998. Mr. Fisher, jointly with his wife, is a Selling Stockholder listed above. Mr. Hack is a member of Nassau Capital L.L.C., the general partner of Nassau Capital Funds, L.P. and Nassau Capital Real Estate Partners, L.P.

                              PLAN OF DISTRIBUTION


    This prospectus relates to the offer and sale from time to time by the Selling Stockholders of up to (i) 14,884,417 shares of common stock received by such holders in connection with the Wilson acquisition and (ii) 16,187,724 shares of common stock that may be received by those persons who exercise their right to redeem Units received in connection with the Wilson acquisition. We have registered such shares of common stock for sale to provide the holders thereof with freely tradeable securities, but registration of such shares does not necessarily mean we will issue any of such shares or that the Selling Stockholders will offer or sell such shares.


OFFER AND SALE OF SHARES

    Any of the Selling Stockholders may from time to time, in one or more transactions, sell all or a portion of the common stock in such transactions at prices then prevailing or related to the then current market price or at negotiated prices. The offering price of the shares from time to time will be determined by the Selling Stockholders and, at the time of such determination, may be higher or lower than the market price of the shares on the NYSE. In connection with an underwritten offering, underwriters or agents may receive compensation in the form of discounts, concessions or commissions from a Selling Shareholder or from purchasers of shares for whom they may act as agents, and underwriters may sell shares to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agents. Under agreements that may be entered into by Cornerstone, underwriters, dealers and agents who participate in the distribution of shares may be entitled to indemnification by Cornerstone against certain liabilities, including liabilities under the Securities Act, or to contribution with respect to payments which such underwriters, dealers or agents may be required to make in respect thereof. The shares may be sold directly or through broker-dealers acting as principal or agent, or pursuant to a distribution by one of more underwriters on a firm commitment or best-efforts basis.

    The Selling Stockholders, or their pledgees, donees, transferees or other successors in interest, may offer and sell their shares of common stock in the following manner:

    - on the New York Stock Exchange, Frankfurt Stock Exchange, Dusseldorf Stock Exchange or other exchanges on which the common stock is listed at the time of sale;

    - in the over-the-counter market or otherwise at prices and at terms then prevailing or at prices related to the then current market price;

    - in underwritten offerings;

    - in privately negotiated transactions;

    - in a block trade in which the broker or dealer so engaged will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

    - a broker or dealer may purchase as principal and resell such shares for its own account pursuant to this prospectus;

    - an exchange distribution in accordance with the rules of the exchange; or

    - ordinary brokerage transactions and transactions in which the broker solicits purchasers.


    The Selling Stockholder may accept and, together with any agent of the Selling Stockholder, reject in whole or in part any proposed purchase of the shares of common stock offered by this prospectus. Cornerstone will not receive any proceeds from the offering of shares by the Selling Stockholders.

SUPPLEMENTAL PROSPECTUS REGARDING SALES


    To the extent required, we will set forth in a prospectus supplement accompanying this prospectus, or, if appropriate, in a post-effective amendment, the following information: (i) the amount of the shares of common stock to be sold; (ii) purchase prices; (iii) public offering prices; (iv) the names of any agents, dealers or underwriters; and (v) any applicable commissions or discounts with respect to a particular offer.


COMPLIANCE WITH STATE SECURITIES LAWS


    We have not registered or qualified the shares of common stock offered by this prospectus under the laws of any country, other than the United States. In certain states, the Selling Stockholders may not offer or sell their shares of common stock unless (i) we have registered or qualified such shares for sale in such states or (ii) we have complied with an available exemption from registration or qualification. Also, in certain states, to comply with such state securities laws, the Selling Stockholders can offer and sell their shares of common stock only through registered or licensed brokers or dealers.


PAYMENT OF EXPENSES


    We will pay substantially all of the expenses related to the registration of the shares of common stock offered by this prospectus. The Selling Stockholders will pay any sales commissions or other seller's compensation applicable to such transactions.



            CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS



    THE FOLLOWING IS A GENERAL SUMMARY OF THE MATERIAL FEDERAL INCOME TAX CONSIDERATIONS ASSOCIATED WITH AN INVESTMENT IN THE COMMON STOCK OFFERED HEREBY. KING & SPALDING, COUNSEL TO CORNERSTONE, HAS REVIEWED THE FOLLOWING DISCUSSION AND IS OF THE OPINION THAT IT FAIRLY SUMMARIZES THE FEDERAL INCOME TAX CONSIDERATIONS THAT ARE LIKELY TO BE MATERIAL TO A HOLDER OF COMMON STOCK. THE FOLLOWING DISCUSSION IS NOT EXHAUSTIVE OF ALL POSSIBLE TAX CONSIDERATIONS AND IS NOT TAX ADVICE. MOREOVER THIS SUMMARY DOES NOT DEAL WITH ALL TAX ASPECTS THAT MIGHT BE RELEVANT TO A PARTICULAR PROSPECTIVE STOCKHOLDER IN LIGHT OF HIS PERSONAL CIRCUMSTANCES, NOR DOES IT DEAL WITH PARTICULAR TYPES OF STOCKHOLDERS THAT ARE SUBJECT TO SPECIAL TREATMENT UNDER THE INTERNAL REVENUE CODE OF 1986, AS AMENDED (THE "CODE"), SUCH AS INSURANCE COMPANIES, FINANCIAL INSTITUTIONS AND BROKER-DEALERS. THE CODE PROVISIONS GOVERNING THE FEDERAL INCOME TAX TREATMENT OF REITS ARE HIGHLY TECHNICAL AND COMPLEX, AND THIS SUMMARY IS QUALIFIED IN ITS ENTIRELY BY THE APPLICABLE CODE PROVISIONS, RULES AND TREASURY REGULATIONS PROMULGATED THEREUNDER, AND ADMINISTRATIVE AND JUDICIAL INTERPRETATIONS THEREOF. THE FOLLOWING DISCUSSION AND THE OPINION OF KING & SPALDING ARE BASED ON CURRENT LAW, WHICH COULD BE CHANGED AT ANY TIME, POSSIBLY RETROACTIVELY.



    EACH PROSPECTIVE PURCHASER IS URGED TO CONSULT HIS OWN TAX ADVISOR WITH RESPECT TO SUCH PURCHASER'S SPECIFIC FEDERAL, STATE, LOCAL, FOREIGN AND OTHER TAX CONSEQUENCES OF THE PURCHASE, HOLDING AND SALE OF COMMON STOCK OF CORNERSTONE.



FEDERAL INCOME TAXATION OF CORNERSTONE



    Cornerstone has made an election to be taxed as a REIT under the Code and believes that it has met the requirements for qualification and taxation as a REIT. Cornerstone intends to continue to operate in such a manner as to continue to so qualify, but no assurance can be given that it has qualified or will remain qualified as a REIT. Cornerstone has not requested and does not intend to request a ruling from the Internal Revenue Service (the "IRS") as to its status as a REIT. However, in the opinion of King & Spalding, counsel to Cornerstone, Cornerstone's organization and method of operation are such that it met the requirements for qualification and taxation as a REIT since its taxable year ended December 31, 1993 (which counsel believes is the earliest taxable year which is within the normal period for federal tax audit), and Cornerstone's method of operation should enable it to continue to so qualify in subsequent taxable years. Investors should be aware, however, that opinions of counsel are not binding upon the IRS or any court. King & Spalding's opinion as to Cornerstone's REIT status is based on various assumptions and is conditioned upon certain representations made by Cornerstone as to factual matters, including representations regarding the nature of Cornerstone's properties and the future conduct and method of operation of its business, and it cannot be relied upon if those assumptions and representations later prove incorrect.



    It must be emphasized that Cornerstone's qualification and taxation as a REIT depends upon its ability to meet, on a continuing basis through actual annual operating results, distribution levels, and stock ownership, the various qualification tests imposed under the Code that are discussed below. No assurance can be given that the actual results of Cornerstone's operations for any particular taxable year will satisfy such requirements, and King & Spalding will not review Cornerstone's compliance with such requirements on a continuing basis. For a discussion of the tax consequences of failing to qualify as a REIT, see "--Failure to Qualify," below.



    If Cornerstone qualifies for taxation as a REIT, it generally will not be subject to federal corporate income tax on net income that it currently distributes to stockholders. This treatment substantially eliminates the "double taxation" (I.E., taxation at both the corporate and shareholder levels) that generally results from investment in a corporation. Notwithstanding its REIT election, however, Cornerstone will be subject to federal income tax in the following circumstances. First, Cornerstone will be taxed at regular corporate rates on any undistributed taxable income, including undistributed net capital gains. Second, under certain circumstances, Cornerstone may be subject to the "alternative minimum tax" on its undistributed items of tax preference. Third, if Cornerstone has (i) net income from the sale or other disposition of "foreclosure property" (which is, in general, property acquired by foreclosure or otherwise on default of a loan secured by the property) that is held primarily for sale to customers in the ordinary course of business or (ii) other non-qualifying income from foreclosure property, it will be subject to tax at the highest corporate rate on such income. Fourth, if Cornerstone has net income from "prohibited transactions" (which are, in general, certain sales or other dispositions of property (other than foreclosure property) held primarily for sale to customers in the ordinary course of business), such income will be subject to a 100% tax. Fifth, if Cornerstone should fail to satisfy the 75% gross income test or the 95% gross income test (as discussed below), and has nonetheless maintained its qualification as a REIT because certain other requirements have been met, it will be subject to a 100% tax on the product of
(a) the gross income attributable to the greater of the amount by which Cornerstone fails the 75% or 95% test, and (b) a fraction intended to reflect Cornerstone's profitability. Sixth, if Cornerstone should fail to distribute during each calendar year at least the sum of (i) 85% of its REIT ordinary income for such year, (ii) 95% of its REIT capital gain net income for such year (other than retained long-term capital gain Cornerstone elects to treat as having been distributed to stockholders), and (iii) any undistributed taxable income from prior years, Cornerstone would be subject to a non-deductible 4% excise tax on the excess of such required distribution over the amounts actually distributed. Seventh, if Cornerstone acquires any asset from a C corporation (I.E., a corporation generally subject to full corporate level tax) in a transaction in which the basis of the asset in Cornerstone's hands is determined by reference to the basis of the asset (or any other asset) in the hands of the C corporation, and Cornerstone recognizes gain on the disposition of such asset during the 10-year period (the "Recognition Period") beginning on the date on which such asset was acquired by Cornerstone, then, to the extent of such asset's "Built-in Gain" (I.E., the excess of the fair market value of such property at the time of acquisition by Cornerstone over the adjusted basis of such asset at such time), such gain will be subject to tax at the highest regular corporate rate applicable (as provided in Regulations that have been announced but not yet promulgated (the "Built-in Gain Rules")).

REQUIREMENTS FOR QUALIFICATION



    To qualify as a REIT, Cornerstone must elect to be so treated and must meet the requirements, discussed below, relating to Cornerstone's organization, sources of income, nature of assets and distributions of income to stockholders.



    ORGANIZATIONAL REQUIREMENTS



    The Code defines a REIT as a corporation, trust or association (i) that is managed by one or more directors or trustees; (ii) the beneficial ownership of which is evidenced by transferable shares or by transferable certificates of beneficial interest; (iii) that would be taxable as a domestic corporation, but for Sections 856 through 859 of the Code; (iv) that is neither a financial institution nor an insurance company subject to certain provisions of the Code;
(v) the beneficial ownership of which is held by 100 or more persons during at least 335 days of a taxable year of 12 months, or during a proportionate part of a shorter taxable year (the "100 Shareholder Rule"); (vi) not more than 50% in value of the outstanding stock of which is owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities) during the last half of each taxable year (the "5/50 Rule"); (vii) that makes an election to be a REIT (or has made such election for a previous taxable year) and satisfies all relevant filing and other administrative requirements established by the IRS that must be met in order to elect and to maintain REIT status; (viii) that uses a calendar year for federal income tax purposes; and
(ix) that meets certain other tests, described below, regarding the nature of its income and assets.



    For purposes of the 5/50 Rule, an unemployment compensation benefits plan, a private foundation or a portion of a trust permanently set aside or used exclusively for charitable purposes generally is considered an individual. A trust that is a qualified trust under Section 401(a) of the Code, however, generally is not considered an individual and the beneficiaries of such trust are treated as holding shares of a REIT in proportion to their actuarial interests in such trust for purposes of the 5/50 Rule. For taxable years beginning on or after January 1, 1998, a REIT will be treated as having satisfied the 5/50 Rule if it complies with certain Regulations for ascertaining the ownership of its stock and if it did not know (or after the exercise of reasonable diligence would not have known) that its stock was sufficiently closely held to cause it to violate the 5/50 Rule. See "ANNUAL RECORD KEEPING REQUIREMENTS," below.



    In order to protect Cornerstone from a concentration of ownership of its stock that would cause Cornerstone to fail the 5/50 Rule or the 100 Shareholder Rule, Cornerstone's Articles of Incorporation provide that no holder is permitted to own, either actually or constructively under the applicable attribution rules of the Code, more than 6% (in value) of the aggregate outstanding shares of all classes of stock of Cornerstone (with certain exceptions). In addition, no holder is permitted to own, either actually or constructively under the applicable attribution rules of the Code, any shares of any class of Cornerstone's stock if such ownership would cause more than 50% in value of Cornerstone's outstanding stock to be owned by five or fewer individuals or would result in Cornerstone's stock being beneficially owned by fewer than 100 persons (determined without reference to any rule of attribution).



    OPERATING ENTITIES



    Cornerstone has owned and operated a number of properties through wholly owned corporate subsidiaries. Section 856(i) of the Code provides that a corporation that is a "qualified REIT subsidiary" shall not be treated as a separate corporation, and all assets, liabilities and items of income, deduction and credit of a "qualified REIT subsidiary" shall be treated as assets, liabilities and items of income, deduction and credit of the REIT. A "qualified REIT subsidiary" is a corporation, all of the capital stock of which is owned by the REIT. Thus, in applying the requirements described herein, Cornerstone's "qualified REIT subsidiaries" are ignored, and all assets, liabilities and items of income, deduction and credit of such subsidiaries are treated as assets, liabilities and items of income, deduction and credit of Cornerstone.



    All of Cornerstone's assets are held by, and all of its operations are conducted through, Cornerstone Properties Limited Partnership (the "Operating Partnership"). Cornerstone is the sole general partner of the Operating Partnership, and as of March 31, 1999, Cornerstone directly or indirectly owned in the aggregate approximately 86.3% of the outstanding common Units in its capacity both as the sole general partner and as a limited partner, and Cornerstone owned all of the preferred partnership units. The remaining Units are held by other limited partners. In the case of a REIT that is a partner in a partnership, the Regulations provide that the REIT will be deemed to own its proportionate share of the assets of the partnership (based on the REIT's capital interest in the partnership) and will be deemed to be entitled to the gross income of the partnership attributable to such share. In addition, the character of the assets and gross income of the partnership will retain the same character in the hands of the REIT for purposes of Section 856 of the Code, including satisfying the gross income and asset tests (as discussed below). Thus, Cornerstone's proportionate share of the assets, liabilities and items of income of the Operating Partnership, and any other partnerships Cornerstone may hold an interest in directly or indirectly through the Operating Partnership, shall be treated as assets, liabilities and items of Cornerstone for purposes of applying the requirements described herein.



    INCOME TESTS



    To maintain its qualification as a REIT, Cornerstone must satisfy certain annual gross income requirements. First, at least 75% of Cornerstone's gross income (excluding gross income from prohibited transactions) for each taxable year must consist of defined types of income derived directly or indirectly from investments relating to real property or mortgages on real property (including "rents from real property" and, in certain circumstances, interest) or certain types of temporary investment income. Second, at least 95% of Cornerstone's gross income (excluding gross income from prohibited transactions) for each taxable year must be derived from such real property or temporary investments, dividends, interest and gain from the sale or disposition of stock or securities, or from any combination of the foregoing. Third, for Cornerstone's taxable years beginning prior to January 1, 1998, not more than 30% of Cornerstone's gross income (including gross income from prohibited transactions) for each taxable year may be gain from the sale or other disposition of (i) stock or securities held for less than one year, (ii) dealer property that is not foreclosure property and (iii) certain real property held for less than four years (apart from involuntary conversions and sales of foreclosure property).



    Rents received or deemed received by Cornerstone will qualify as "rents from real property" in satisfying the gross income requirements described above only if several conditions are met. First, the amount of rent generally must not be based in whole or in part on the income or profits of any person. However, an amount received or accrued generally will not be excluded from the term "rents from real property" solely by reason of being based on a fixed percentage or percentages of receipts or sales. Second, amounts received from a tenant will not qualify as "rents from real property" if Cornerstone, or an owner of 10% or more of Cornerstone, directly or constructively is deemed to own 10% or more of the ownership interests in the tenant (a "Related Party Tenant"). Third, if rent attributable to personal property, leased in connection with a lease of real property, is greater than 15% of the total rent received under the lease, then the portion of rent attributable to such personal property will not qualify as "rents from real property." Finally, for rents received to qualify as "rents from real property," Cornerstone generally must not operate or manage the property or furnish or render services to the tenants of such property, other than through an "independent contractor" who is adequately compensated and from whom Cornerstone derives no income. The "independent contractor" requirement, however, does not apply to the extent that the services provided by Cornerstone are "usually or customarily rendered in connection with the rental of space for occupancy only," which are services of a type that a tax-exempt organization can provide to its tenants without causing its rental income to be unrelated business taxable income ("UBTI"). In addition, beginning with Cornerstone's 1998 taxable year, the "independent contractor" requirement no longer applies to noncustomary services provided by Cornerstone where the annual value of such services does not exceed 1% of the gross income derived from the property with respect to which the services are provided (the "1% de minimis exception"). For this purpose, such services may not be valued at less than 150% of Cornerstone's direct cost of providing the services.



    Cornerstone has not, and does not anticipate that it will in the future, (i) charge rent that is based in whole or in part on the income or profits of any person (except by reason of being based on a fixed percentage or percentages of receipts or sales consistent with the rule described above), (ii) derive rent attributable to personal property leased in connection with real property that exceeds 15% of the total rents, (iii) derive rent attributable to a Related Party Tenant, or (iv) provide any noncustomary services to tenants other than through qualifying independent contractors, except as permitted by the 1% de minimis exception or to the extent that the amount of resulting nonqualifying income would not cause Cornerstone to fail to satisfy the 95% and 75% gross income tests.



    The Operating Partnership acquired a hotel in California in December 1998, and the gross income from the operation of the hotel constitutes nonqualifying income for purposes of the 95% and 75% gross income tests. Cornerstone currently intends to continue to derive income from the operation of the hotel (rather than lease it to a third-party lessee) to the extent the gross income therefrom will not cause Cornerstone to fail the 95% or 75% gross income test. Cornerstone may determine, however, to lease the hotel to a third-party lessee in order to derive qualifying "rents from real property" from the hotel. Alternatively, Cornerstone may decide to contribute the hotel to a corporate subsidiary of the Operating Partnership, subject to the limits imposed by the 5% asset test and the 10% voting securities test (which tests are described below). The net income from the hotel derived by the corporate subsidiary would be subject to corporate-level tax (to the extent not sheltered by deductions or losses), but the gross income from the hotel would no longer be taken into account in determining whether Cornerstone meets the 95% or 75% gross income test (although any dividends received by the Operating Partnership from the corporate subsidiary would be qualifying income under the 95% gross income test, but not under the 75% gross income test).



    If Cornerstone fails to satisfy one or both of the 75% or 95% gross income tests for any taxable year, it may nevertheless qualify as a REIT for such year if it is entitled to relief under certain provisions of the Code. These relief provisions generally will be available if Cornerstone's failure to meet such tests was due to reasonable cause and not due to willful neglect, Cornerstone attaches a schedule of the sources of its income to its return and any incorrect information on the schedules was not due to fraud with intent to evade tax. It is not possible, however, to state whether in all circumstances Cornerstone would be entitled to the benefit of these relief provisions. Even if these relief provisions were to apply, a tax would be imposed with respect to the excess net income.



    ASSET TESTS



    At the close of each quarter of its taxable year, Cornerstone must satisfy two tests relating to the nature of its assets. First, at least 75% of the value of Cornerstone's total assets must be represented by cash or cash items (including certain receivables), government securities, "real estate assets" or, in cases where Cornerstone raises new capital through stock or long-term (at least five years) debt offerings, temporary investments in stock or debt instruments during the one-year period following Cornerstone's receipt of such capital (the "75% asset test"). The term "real estate asset" includes interests in real property, interests in mortgages on real property to the extent the mortgage balance does not exceed the value of the associated real property, and shares of other REITs. For purposes of the 75% asset test, the term "interest in real property" includes an interest in land and improvements thereon, such as buildings or other inherently permanent structures (including items that are structural components of such buildings or structures), a leasehold in real property and an option to acquire real property (or a leasehold in real property). Second, of the investments not included in the 75% asset class, the value of any one issuer's debt and equity securities owned by Cornerstone (other than Cornerstone's interest in the Operating Partnership, any other entity classified as a partnership for federal income tax purposes, or the stock of a qualified REIT subsidiary) may not exceed 5% of the value of Cornerstone's total assets (the "5% asset test"), and Cornerstone may not own more than 10% of any one issuer's outstanding voting securities (except for Cornerstone's ownership interest in the Operating Partnership, any other entity that is classified as a partnership for federal income tax purposes, or the stock of a qualified REIT subsidiary) (the "10% voting securities test").



    The Operating Partnership owns 100% of the nonvoting stock and 1% of the voting stock of WCP Services, Inc. ("WCP Services"), representing 95% of the equity value of the stock of WCP Services. WCP Services was formed in December of 1998 to engage in certain management and construction activities with respect to properties owned by unrelated third parties and to perform certain services with respect to tenant build-out work at Cornerstone's properties. Cornerstone's indirect interest in the securities of WCP Services will not violate the 10% voting securities test because the Operating Partnership owns less than 10% of the voting stock of WCP Services. Further, Cornerstone believes that its ownership of an indirect interest in the securities of WCP Services will not violate the 5% asset test because the value of Cornerstone's interest in WCP Services is substantially less than 5% of the value of Cornerstone's total assets. No independent appraisals have been or will be obtained of the value of the stock of the WCP Services. Although Cornerstone plans to take steps to ensure that it satisfies the 5% asset test for any quarter in which it acquires securities of WCP Services or other property, there can be no assurance that such steps always will be successful or will not require a reduction in the Operating Partnership's overall interest in WCP Services.



    The Clinton Administration's budget proposal announced on February 1, 1999 includes a proposal to amend the 10% voting securities test by prohibiting a REIT from owning more than 10% of the vote OR VALUE of any issuer (a "non-qualified REIT subsidiary") other than a qualified REIT subsidiary or another REIT. As proposed, the measure would take effect after the date of enactment. The proposal would provide an exception to the new 10% vote-or-value test, and also to the 5% asset test under current law, for "taxable REIT subsidiaries." One kind of taxable REIT subsidiary, to be called a "qualified business subsidiary," would be allowed to undertake non-tenant related activities that would generate nonqualifying income for a REIT, such as third-party management and development. Another kind of taxable REIT subsidiary, to be called a "qualified independent contractor subsidiary," would be allowed to perform noncustomary and other currently prohibited services with respect to REIT tenants as well as activities that could be performed by a qualified business subsidiary.



    A number of constraints would be imposed on a taxable REIT subsidiary to ensure that the REIT could not, through a taxable REIT subsidiary, engage in substantial non-real estate activities and also to ensure that the taxable REIT subsidiary pays a corporate-level tax on its earnings. First, the value of all taxable REIT subsidiaries owned by a REIT could not represent more than 15% of the value of the REIT's total assets, and within that 15-percent limitation, no more than 5% of the total value of a REIT's assets could consist of qualified independent contractor subsidiaries. Second, a taxable REIT subsidiary would not be entitled to deduct any interest incurred or debt funded directly or indirectly by the REIT. Third, a 100% excise tax would be imposed on certain "excess payments" to ensure arm's length (i) pricing for services provided to REIT tenants and (ii) allocation of shared expenses between the REIT and the taxable REIT subsidiary. Fourth, there would be limitations placed upon intercompany rentals between the REIT and a taxable REIT subsidiary. Certain additional limitations also could apply.



    Cornerstone believes that, if the proposal were to be enacted, WCP Services would qualify as a taxable REIT subsidiary. Accordingly, Cornerstone does not believe that the proposal jeopardizes its ability to qualify as a REIT. Nevertheless, the constraints imposed on taxable REIT subsidiaries that are described above potentially could limit WCP Services' ability to deduct interest and certain other expenses.



    If Cornerstone should fail to satisfy the asset tests at the end of a calendar quarter, such a failure would not cause it to lose its REIT status if
(i) it satisfied all of the asset tests at the close of the preceding calendar quarter and (ii) the discrepancy between the value of Cornerstone's assets and the asset test requirements arose from changes in the market values of its assets and was not wholly or partly caused by an acquisition of nonqualifying assets. If the condition described in clause (ii) of the preceding sentence were not satisfied, Cornerstone still could avoid disqualification by eliminating any discrepancy within 30 days after the close of the calendar quarter in which it arose. Cornerstone has maintained, and intends in the future to maintain, adequate records of the value of its assets to ensure compliance with the asset tests and to take such other actions as may be required to comply with those tests.



    ANNUAL DISTRIBUTION REQUIREMENTS



    In order to be taxed as a REIT, Cornerstone is required to distribute dividends (other than capital gain dividends) to its stockholders in an amount at least equal to (i) the sum of (A) 95% of Cornerstone's "REIT taxable income" (computed without regard to the dividends paid deduction and its net capital gain) and (B) 95% of the net income (after tax), if any, from foreclosure property, minus (ii) the sum of certain items of noncash income. Such distributions must be paid in the taxable year to which they relate, or in the following taxable year if declared before Cornerstone timely files its tax return for such year and if paid on or before the first regular dividend payment after such declaration. To the extent that Cornerstone does not distribute all of its net capital gain or distributes at least 95%, but less than 100%, of its "REIT taxable income," as adjusted, it will be subject to tax on the undistributed amount at regular capital gains and ordinary corporate tax rates. Furthermore, if Cornerstone should fail to distribute during each calendar year at least the sum of (i) 85% of its REIT ordinary income for such year, (ii) 95% of its REIT capital gain net income for such year (other than long-term capital gain Cornerstone elects to retain and treat as having been distributed to stockholders), and (iii) any undistributed taxable income from prior periods, Cornerstone will be subject to a 4% nondeductible excise tax on the excess of such required distribution over the amounts actually distributed. In addition, during its Recognition Period, if Cornerstone disposes of any assets subject to the Built-in Gain Rules, Cornerstone will be required, pursuant to guidance issued by the IRS, to distribute at least 95% of the Built-in Gain (after tax), if any, recognized on the disposition of the asset.



    It is expected that Cornerstone's REIT taxable income will be less than its cash flow due to the allowance of depreciation and other non-cash deductions in computing REIT taxable income. Accordingly, Cornerstone anticipates that it generally will have sufficient cash or liquid assets to enable it to satisfy the 95% distribution requirement. In this regard, the partnership agreement of the Operating Partnership authorizes Cornerstone, as general partner, to take such steps as may be necessary to cause the Operating Partnership to make distributions in an amount sufficient to permit Cornerstone to meet these distribution requirements. It is possible, however, that Cornerstone, from time to time, may not have sufficient cash or other liquid assets to meet the 95% distribution requirement or to distribute such greater amount as may be necessary to avoid income and excise taxation, as a result of timing differences between (i) the actual receipt of income and actual payment of deductible expenses and (ii) the inclusion of such income and deduction of such expenses in arriving at Cornerstone's taxable income, or as a result of nondeductible expenses such as principal amortization or repayments, or capital expenditures in excess of noncash deductions. In the event that such timing differences occur, Cornerstone may find it necessary to borrow funds (or to cause the Operating Partnership to borrow funds) or to issue equity securities (there being no assurance that it will be able to do so) or, if possible, to pay taxable stock dividends in order to meet the REIT distribution requirements.



    Under certain circumstances, Cornerstone may be able to rectify a failure to meet the distribution requirement for a year by paying "deficiency dividends" to stockholders in a later year, which may be included in Cornerstone's deduction for dividends paid for the earlier year. Although Cornerstone may be able to avoid being taxed on amounts distributed as deficiency dividends, it will be required to pay interest to the IRS based upon the amount of any deduction taken for deficiency dividends.



    ANNUAL RECORD KEEPING REQUIREMENTS



    Cornerstone is required to maintain certain records and request on an annual basis certain information from its stockholders designed to disclose the actual ownership of its outstanding shares. Cornerstone has complied with these requirements in the past and intends to continue to comply with these requirements. Failure to comply with the recordkeeping requirements in taxable years beginning prior to January 1, 1998 could lead to disqualification as a REIT. Beginning with Cornerstone's 1998 taxable year, however, the recordkeeping rules have been modified such that for any year in which Cornerstone may fail to comply with the rules, an intermediate penalty will apply instead of REIT disqualification. The penalty is $25,000 ($50,000 for intentional violations) for any year in which a REIT does not comply with the rules.



FAILURE TO QUALIFY



    If Cornerstone fails to qualify for taxation as a REIT in any taxable year and the relief provisions do not apply, Cornerstone will be subject to tax (including any applicable alternative minimum tax) on its taxable income at regular corporate rates. Distributions to stockholders in any year in which Cornerstone fails to qualify will not be deductible by Cornerstone, nor will they be required to be made. In such event, to the extent of current and accumulated earnings and profits, all distributions to stockholders will be taxable as ordinary income, and, subject to certain limitations in the Code, corporate stockholders may be eligible for the dividends received deduction. Unless entitled to relief under specific statutory provisions, Cornerstone also will be disqualified from taxation as a REIT for the four taxable years following the year during which Cornerstone ceased to qualify as a REIT. It is not possible to state whether in all circumstances Cornerstone would be entitled to such statutory relief.



TAXATION OF U.S. STOCKHOLDERS



    As used herein, the term "U.S. Stockholder" means a holder of Cornerstone common stock that for U.S. federal income tax purposes is (i) a citizen or resident of the United States, (ii) a corporation, partnership or other entity created or organized in or under the laws of the United States or of any political subdivision thereof, (iii) an estate whose income from sources without the United States is includible in gross income for U.S. federal income tax purposes regardless of its connection with the conduct of a trade or business within the United States or (iv) any trust with respect to which (A) a U.S. court is able to exercise primary supervision over the administration of such trust and (B) one or more U.S. persons have the authority to control all substantial decisions of the trust.



    As long as Cornerstone qualifies as a REIT, distributions made to Cornerstone's taxable U.S. Stockholders out of current or accumulated earnings and profits (and not designated as capital gain dividends) will be taken into account by such U.S. Stockholders as ordinary income and will not be eligible for the dividends received deduction generally available to corporations. For purposes of determining whether distributions are out of earnings and profits, the earnings and profits of Cornerstone will be allocated first to Cornerstone's preferred stock (to the extent of distributions made in respect thereof), and then to the Cornerstone common stock. Distributions that are designated as capital gain dividends will be taxed as a capital gain (to the extent such distributions do not exceed

Cornerstone's actual net capital gain for the taxable year) without regard to the period for which the stockholder has held its shares. The tax rates applicable to such capital gains are discussed below. However, corporate stockholders may be required to treat up to 20% of certain capital gain dividends as ordinary income. Distributions in excess of current and accumulated earnings and profits will not be taxable to a stockholder to the extent that they do not exceed the adjusted basis of the stockholder's shares, but rather will reduce the adjusted basis of such shares. To the extent that distributions in excess of current and accumulated earnings and profits exceed the adjusted basis of a stockholder's shares, such distributions will be included in income as capital gains assuming the shares are capital assets in the hands of the stockholder. The tax rate applicable to such capital gain will depend on the stockholder's holding period for the shares. In addition, any distribution declared by Cornerstone in October, November or December of any year and payable to a stockholder of record on a specified date in any such month shall be treated as both paid by Cornerstone and received by the stockholder on December 31 of such year, provided that the distribution is actually paid by Cornerstone during January of the following calendar year.



    Cornerstone may elect to treat all or a part of its undistributed net capital gain as if it had been distributed to its stockholders (including for purposes of the 4% excise tax discussed above under "Requirements for Qualification--ANNUAL DISTRIBUTION REQUIREMENTS," above). If Cornerstone should make such an election, Cornerstone's stockholders would be required to include in their income as long-term capital gain their proportionate share of Cornerstone's undistributed net capital gain, as designated by Cornerstone. Each such stockholder would be deemed to have paid its proportionate share of the income tax imposed on Cornerstone with respect to such undistributed net capital gain, and this amount would be credited or refunded to the stockholder. In addition, the tax basis of the stockholder's shares would be increased by its proportionate share of undistributed net capital gains included in its income, less its proportionate share of the income tax imposed on Cornerstone with respect to such gains.



    Stockholders may not include in their individual income tax returns any net operating losses or capital losses of Cornerstone. Instead, such losses would be carried over by Cornerstone for potential offset against its future income (subject to certain limitations). Taxable distributions from Cornerstone and gain from the disposition of Cornerstone common stock will not be treated as passive activity income and, therefore, stockholders generally will not be able to apply any "passive activity losses" (such as losses from certain types of limited partnerships in which the stockholder is a limited partner) against such income. In addition, taxable distributions from Cornerstone generally will be treated as investment income for purposes of the investment interest limitations. Capital gains from the disposition of the shares (or distributions treated as such) will be treated as investment income only if the stockholder so elects, in which case such capital gains will be taxed at ordinary income rates. Cornerstone will notify stockholders after the close of Cornerstone's taxable year as to the portions of the distributions attributable to that year that constitute ordinary income, return of capital and capital gain.



    In general, any gain or loss realized upon a taxable disposition of Cornerstone common stock by a stockholder who is not a dealer in securities will be treated as capital gain or loss. Lower marginal tax rates for individuals may apply in the case of capital gains, depending on the holding period of the shares that are sold. However, any loss upon a sale or exchange of shares by a stockholder who has held such shares for six months or less (after applying certain holding period rules) will be treated as a long-term capital loss to the extent of distributions from Cornerstone required to be treated by such stockholder as long-term capital gain. All or a portion of any loss realized upon a taxable disposition of shares may be disallowed if other shares are purchased within 30 days before or after the disposition.



    For non-corporate taxpayers, the tax rate differential between capital gain and ordinary income may be significant. The highest marginal individual income tax rate applicable to ordinary income is 39.6%. Any capital gain generally will be taxed to a non-corporate taxpayer at a maximum rate of 20% with respect to capital assets held for more than one year. The tax rates applicable to ordinary income apply to gain attributable to the sale or exchange of capital assets held for one year or less. In the case of capital gain attributable to the sale or exchange of certain real property held for more than one year, an amount of such gain equal to the amount of all prior depreciation deductions not otherwise required to be taxed as ordinary depreciation recapture income will be taxed at a maximum rate of 25%. With respect to distributions designated by a REIT as capital gain dividends (including deemed distributions of retained capital gains), the REIT also may designate (subject to certain limits) whether the dividend is taxable to non-corporate stockholders as a 20% rate gain distribution or an unrecaptured depreciation distribution taxed at a 25% rate.



    The characterization of income as capital or ordinary may affect the deductibility of capital losses. Capital losses not offset by capital gains may be deducted against a non-corporate taxpayer's ordinary income only up to a maximum annual amount of $3,000. Non-corporate taxpayers may carry forward their unused capital losses. All net capital gain of a corporate taxpayer is subject to tax at ordinary corporate rates. A corporate taxpayer can deduct capital losses only to the extent of capital gains, with unused losses being carried back three years and forward five years.



    TREATMENT OF TAX-EXEMPT STOCKHOLDERS



    Tax-exempt organizations, including qualified employee pension and profit sharing trusts and individual retirement accounts, (collectively, "Exempt Organizations") generally are exempt from federal income taxation. However, they are subject to taxation on their UBTI. While many investments in real estate generate UBTI, the IRS has issued a published ruling that dividend distributions by a REIT to an exempt employee pension trust do not constitute UBTI, provided that the shares of the REIT are not otherwise used in an unrelated trade or business of the exempt employee pension trust. Based on that ruling, and subject to the exceptions discussed below, amounts distributed by Cornerstone to Exempt Organizations generally should not constitute UBTI. However, if an Exempt Organization finances its acquisition of Cornerstone common stock with debt, a portion of its income from Cornerstone will constitute UBTI pursuant to the "debt-financed property" rules. Furthermore, social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts and qualified group legal services plans that are exempt from taxation under paragraphs (7),
(9), (17) and (20), respectively, of Section 501(c) of the Code are subject to different UBTI rules, which generally will require them to characterize distributions from Cornerstone as UBTI. In addition, in certain circumstances, a pension trust that owns more than 10% of Cornerstone's stock is required to treat a percentage of the dividends from Cornerstone as UBTI (the "UBTI Percentage"). The UBTI Percentage is the gross income, less related direct expenses, derived by Cornerstone from an unrelated trade or business (determined as if Cornerstone were a pension trust) divided by the gross income, less related direct expenses, of Cornerstone for the year in which the dividends are paid. The UBTI rule applies to a pension trust holding more than 10% of Cornerstone's stock only if (i) the UBTI Percentage is at least 5%, (ii) Cornerstone qualifies as a REIT by reason of the modification of the 5/50 Rule that allows the beneficiaries of the pension trust to be treated as holding shares of Cornerstone in proportion to their actuarial interests in the pension trust and (iii) either (A) one pension trust owns more than 25% of the value of Cornerstone's stock or (B) a group of pension trusts individually holding more than 10% of the value of Cornerstone's stock collectively own more than 50% of the value of Cornerstone's stock.



SPECIAL TAX CONSIDERATIONS FOR NON-U.S. STOCKHOLDERS



    The rules governing U.S. federal income taxation of nonresident alien individuals, foreign corporations, foreign partnerships and other foreign stockholders (collectively, "Non-U.S. Stockholders") are complex, and no attempt will be made herein to provide more than a summary of such rules. PROSPECTIVE NON-U.S. STOCKHOLDERS SHOULD CONSULT WITH THEIR OWN

TAX ADVISORS TO DETERMINE THE IMPACT OF FEDERAL, STATE AND LOCAL INCOME TAX LAWS WITH REGARD TO AN INVESTMENT IN THE SHARES, INCLUDING ANY REPORTING REQUIREMENTS.



    For purposes of this discussion, the term "Non-U.S. Stockholder" does not include any foreign stockholder whose investment in Cornerstone common stock is "effectively connected" with the conduct of a trade or business in the United States. Such a foreign stockholder, in general, will be subject to United States federal income tax with respect to its investment in the Cornerstone common stock in the same manner as a U.S. Stockholder is taxed (subject to applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals). In addition, a foreign corporation receiving income that is treated as effectively connected with a U.S. trade or business also may be subject to an additional 30% "branch profits tax," unless an applicable tax treaty provides a lower rate or an exemption. Certain certification requirements must be satisfied in order for effectively connected income to be exempt from withholding.



    Distributions to Non-U.S. Stockholders that are not attributable to gain from sales or exchanges by Cornerstone of U.S. real property interests and are not designated by Cornerstone as capital gain dividends (or deemed distributions of retained capital gains) will be treated as dividends of ordinary income to the extent that they are made out of current or accumulated earnings and profits of Cornerstone. Such distributions ordinarily will be subject to a withholding tax equal to 30% of the gross amount of the distribution unless an applicable tax treaty reduces or eliminates that tax. Distributions in excess of current and accumulated earnings and profits of Cornerstone will not be taxable to a stockholder to the extent that such distributions do not exceed the adjusted basis of the stockholder's shares, but rather will reduce the adjusted basis of such shares. To the extent that distributions in excess of current and accumulated earnings and profits exceed the adjusted basis of a Non-U.S. Stockholder's shares, such distributions will give rise to tax liability if the Non-U.S. Stockholder would otherwise be subject to tax on any gain from the sale or disposition of its shares, as described below.



    For any year in which Cornerstone qualifies as a REIT, distributions that are attributable to gain from sales or exchanges by Cornerstone of U.S. real property interests will be taxed to a Non-U.S. Stockholder under the provisions of the Foreign Investment in Real Property Tax Act of 1980 ("FIRPTA"). Under FIRPTA, distributions attributable to gain from sales of U.S. real property interests are taxed to a Non-U.S. Stockholder as if such gain were effectively connected with a U.S. business. Non-U.S. Stockholders thus would be taxed at the normal capital gain rates applicable to U.S. Stockholders (subject to applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals). Distributions subject to FIRPTA also may be subject to a 30% branch profits tax in the hands of a foreign corporate stockholder not entitled to treaty relief or exemption.



    Unless a reduced rate of withholding applies under an applicable tax treaty, Cornerstone generally will withhold from distributions to Non-U.S. Stockholders, and remit to the IRS, 30% of all distributions out of current or accumulated earnings and profits, subject to the application of FIRPTA withholding rules discussed below. In addition, Cornerstone is required to withhold 10% of any distribution in excess of its current and accumulated earnings and profits. Because Cornerstone generally cannot determine at the time a distribution is made whether or not it will be in excess of earnings and profits, Cornerstone intends to withhold 30% of the entire amount of any distribution (other than distributions subject to the 35% withholding discussed below). Generally, however, a Non-U.S. Stockholder will be entitled to a refund from the IRS to the extent an amount is withheld from a distribution that exceeds the amount of U.S. tax owed by such Non-U.S. Stockholder.



    Under FIRPTA, Cornerstone is required to withhold 35% of any distribution that is designated as a capital gain dividend or which could be designated as a capital gain dividend. Thus, if Cornerstone designates previously made distributions as capital gain dividends, subsequent distributions (up to the amount of such prior distributions) will be treated as capital gain dividends for purposes of FIRPTA withholding.



    Under Regulations that are currently in effect, dividends paid to an address in a country outside the United States generally are presumed to be paid to a resident of such country for purposes of determining the applicability of withholding discussed above and the applicability of a tax treaty rate. Regulations issued in October 1997, however, provide that a Non-U.S. Stockholder who wishes to claim the benefit of an applicable treaty rate must satisfy certain certification and other requirements. Such Regulations generally will be effective for distributions made after December 31, 1999.



    For so long as Cornerstone common stock continues to be regularly traded on an established securities market, the sale of Cornerstone common stock by any Non-U.S. Stockholder who is not a Five Percent Non-U.S. Stockholder (as defined below) generally will not be subject to United States federal income tax (unless the Non-U.S. Stockholder is a nonresident alien individual who was present in the United States for more than 182 days during the taxable year of the sale and certain other conditions apply, in which case such gain will be subject to a 30% tax on a gross basis). In general, the sale or other taxable disposition of Cornerstone common stock by a Five Percent Non-U.S. Stockholder (as defined below) is subject to United States federal income tax unless and until Cornerstone becomes a "domestically controlled REIT." A "Five Percent Non-U.S. Stockholder" is a Non-U.S. Stockholder who, at some time during the five-year period preceding such sale or disposition, beneficially owned (including under certain attribution rules) more than 5% of the total fair market value of Cornerstone common stock (as outstanding from time to time) or owned shares of another class of stock of Cornerstone that represented value greater than 5% of the Cornerstone common stock (measured at the time such shares were acquired). A REIT is a "domestically controlled REIT" if, at all times during the five-year period preceding the relevant testing date, less than 50% in value of its shares is held directly or indirectly by Non-U.S. Stockholders (taking into account those persons required to include Cornerstone's dividends in income for United States federal income tax purposes). Currently, Cornerstone believes that more than 50% in value of its shares is held directly or indirectly by Non-U.S. Stockholders, and Cornerstone will not qualify as a domestically controlled REIT for at least five years following the date when less than 50% is so held. Further, in part because the Cornerstone common stock is publicly traded in the United States and in Germany, no assurance can be given that Cornerstone will qualify as a domestically controlled REIT at any time in the future.



    So long as Cornerstone is not a domestically controlled REIT, a Five Percent Non-U.S. Stockholder will be taxable in the same manner as a U.S. Stockholder with respect to gain on the sale of Cornerstone common stock (subject to applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals).



INFORMATION REPORTING REQUIREMENTS AND BACKUP WITHHOLDING TAX



    Cornerstone will report to its U.S. Stockholders and to the IRS the amount of distributions paid during each calendar year, and the amount of tax withheld, if any. Under the backup withholding rules, a stockholder may be subject to backup withholding at the rate of 31% with respect to distributions paid unless such holder (i) is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact or (ii) provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding and otherwise complies with the applicable requirements of the backup withholding rules. A stockholder who does not provide Cornerstone with its correct taxpayer identification number also may be subject to penalties imposed by the IRS. In addition, Cornerstone may be required to withhold a portion of capital gain distributions to any stockholders who fail to certify their non-foreign status to Cornerstone.



    U.S. Stockholders should consult their own tax advisors regarding their qualifications for an exemption from backup withholding and the procedure for obtaining such an exemption. Backup withholding is not an additional tax. Rather, the amount of any backup withholding with respect to a payment to a U.S. Stockholder will be allowed as a credit against the U.S. Stockholder's United States federal income tax liability and may entitle the U.S. Stockholder to a refund, provided that the required information is furnished to the IRS.



    Backup withholding tax and information reporting generally will not apply to distributions paid to Non-U.S. Stockholders outside the United States that are treated as (i) dividends subject to the 30% (or lower treaty rate) withholding tax discussed above, (ii) capital gain dividends or (iii) distributions attributable to gain from the sale or exchange by Cornerstone of U.S. real property interests. As a general matter, backup withholding and information reporting will not apply to a payment of the proceeds of a sale of Cornerstone common stock by or through a foreign office of a foreign broker. Information reporting (but not backup withholding) will apply, however, to a payment of the proceeds of a sale of Cornerstone common stock by a foreign office of a broker that (i) is a United States person, (ii) derives 50% or more of its gross income for certain periods from the conduct of a trade or business in the United States, or (iii) is a "controlled foreign corporation" for United States tax purposes, unless the broker has documentary evidence in its records that the holder is a Non-U.S. Stockholder and certain other conditions are satisfied, or the stockholder otherwise establishes an exemption. Payment to or through a United States office of a broker of the proceeds of a sale of Cornerstone common stock is subject to both backup withholding and information reporting unless the stockholder certifies under penalties of perjury that the stockholder is a Non-U.S. Stockholder or otherwise establishes an exemption. A Non-U.S. Stockholder may obtain a refund of any amounts withheld under the backup withholding rules by filing the appropriate claim for a refund with the IRS.



    The Treasury Department issued final Regulations in October 1997 concerning the withholding of tax and information reporting for certain amounts paid to non-resident alien individuals and foreign corporations. These new withholding rules alter the current withholding regime, and generally will be effective for distributions made after December 31, 1999. Investors should consult their tax advisors concerning the impact, if any, of these new Regulations on an investment in the common stock.



OTHER TAX CONSIDERATIONS



    TAX STATUS OF THE OPERATING PARTNERSHIP



    An entity classified as a partnership for federal income tax purposes generally is not a taxable entity and incurs no federal income tax liability. Each partner in the partnership is required to take into account in computing its federal income tax liability its allocable share of income, gains, losses, deductions and credits of the partnership, regardless of whether cash distributions are made. Distributions of money by a partnership to a partner are generally not taxable unless the amount of the distribution is in excess of the partner's adjusted basis in its partnership interest.



    Elective entity classification Regulations under Section 7701 of the Code became effective on January 1, 1997. Under these Regulations, a domestic entity that has at least two members and that is organized as a state law partnership on or after January 1, 1997, automatically will be classified as a partnership for federal income tax purposes unless the entity elects otherwise. The Operating Partnership was organized on December 23, 1997 and therefore is properly classified as a partnership for federal income tax purposes unless it makes a contrary election.



    Notwithstanding the Operating Partnership's classification as a partnership, the Operating Partnership could be treated as a corporation for federal income tax purposes if it were a "publicly traded partnership" ("PTP") within the meaning of Section 7704 of the Code. Under Section 7704 of the Code, a partnership is classified as a PTP if interests in the partnership are traded on an established securities market or are readily tradable on a secondary market or the substantial equivalent thereof. If so classified, the PTP is taxable as a corporation unless it qualifies for a special "90% qualifying income exception" under Section 7704(c) of the Code. Under that exception, a PTP is not subject to corporate-level tax if 90% or more of its gross income consists of dividends, interest, "rents from real property" (as that term is defined for purposes of the REIT rules, with certain modifications), gain from the sale or other disposition of real property, and certain other types of income. An amount will not qualify as rents from real property if the partnership is deemed to own, actually or constructively, 10% or more of the ownership interests in a tenant (a "Related Party Tenant"). For this purpose, any interests in a tenant that are owned by a partner of the partnership will be treated as constructively owned by the partnership if the partner owns, actually or constructively, 5% or more of the value of the outstanding interests in the partnership.



    If a PTP fails to meet the 90% qualifying income exception for a taxable year, and (i) the IRS determines that the failure was inadvertent, (ii) the partnership takes steps to once again comply with the 90% qualifying income exception, and (iii) the partnership makes such adjustments or payments (including with respect to the partners) as may be required by the IRS, then the partnership will be treated as continuing to satisfy the 90% qualifying income exception.



    The Regulations under Section 7704 (the "PTP Regulations") provide rules for determining whether a partnership is a PTP and provide certain safe harbors which, if satisfied, preclude a partnership from being so classified. The "private placement" safe harbor of such regulations requires, among other things, that the partnership have no more than 100 partners. Because the Operating Partnership currently has more than 100 partners, it does not satisfy the private placement safe harbor and may not be able to satisfy any other safe harbors of the PTP Regulations. Consequently, there is a risk that the ability of the holders of Units to exchange their Units for shares of common stock (after expiration of any applicable lock-out restrictions) could cause the interests in the Operating Partnership to be viewed as readily tradable on a secondary market or the substantial equivalent thereof. In that event, although the Operating Partnership would be classified as a PTP, Cornerstone believes that the Operating Partnership would satisfy the 90% qualifying income exception and therefore be exempt from corporate-level tax. In this regard, the partnership agreement of the Operating Partnership provides that no partner will be permitted to hold or acquire Units if such acquisition would result in the Operating Partnership being unable to satisfy the 90% qualifying income exception.



    Although the Operating Partnership would satisfy the 90% qualifying income exception and therefore would not be subject to corporate-level tax if classified as a PTP, under Section 469(k) of the Code, the partners in the Operating Partnership would nevertheless be required to apply the passive loss limitations of Section 469 separately to the income and loss from the Operating Partnership.



    If the Operating Partnership were treated as an association taxable as a corporation, Cornerstone would fail the 75% asset test (in addition to the 5% asset test and, likely, the 10% voting securities test) and therefore would fail to qualify as a REIT. See "Failure to Qualify," above.



    DEPRECIATION



    The Operating Partnership's initial income tax basis in the properties acquired in exchange for Units generally is the same as the transferor's basis in such property on the date of the acquisition by the Operating Partnership, except to the extent that gain is recognized by the transferor in connection with the transfer. The Operating Partnership's tax depreciation deductions will be allocated among the partners in accordance with their respective percentage interests in the Operating Partnership, except as otherwise required pursuant to
Section 704(c) of the Code.



STATE AND LOCAL TAX



    Cornerstone and its stockholders may be subject to state and local tax in states and localities in which it does business or owns property. The tax treatment of Cornerstone and the stockholders in such jurisdictions may differ from the federal income tax treatment described above. Consequently, prospective stockholders should consult their own tax advisors regarding the effect of state and local tax laws on an investment in Cornerstone.



                                    EXPERTS



    The consolidated balance sheets as of December 31, 1998 and 1997 and the consolidated statements of income, changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 1998 of Cornerstone Properties Inc. and subsidiaries, incorporated by reference in this prospectus, have been incorporated herein in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of that firm as experts in accounting and auditing.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

    NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF ANY OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES TO WHICH IT RELATES OR AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF CORNERSTONE SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                            ------------------------

                               TABLE OF CONTENTS


                                                    PAGE
                                                  ---------

Where You Can Find More Information.............          2

Incorporation of Certain Documents by
  Reference.....................................          2

Special Note Regarding Forward-Looking
  Statements....................................          3

Information About the Company...................          3

Use of Proceeds.................................          3

Selling Stockholders............................          4

Plan of Distribution............................         12

Certain United States Federal
  Income Tax Considerations.....................         13

Experts.........................................         27


                               31,072,141 SHARES


                                  CORNERSTONE
                                PROPERTIES INC.



                                  COMMON STOCK


                             ---------------------

                                   PROSPECTUS

                             ---------------------


                                           , 1999


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II
                   INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

    The following table sets forth the fees and expenses in connection with the issuance and distribution of the securities being registered hereunder, all of which are being paid by the Registrant. Except for the SEC registration fee, all amounts are estimates.


Securities and Exchange Commission registration fee...............  $ 133,081
Transfer agents' fees.............................................     10,000
Printing and engraving expenses...................................     50,000
Legal fees and expenses...........................................     50,000
Accounting fees and expenses......................................     50,000
Miscellaneous.....................................................     50,000
                                                                    ---------
    Total.........................................................  $ 343,081
                                                                    ---------
                                                                    ---------


ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

    Subsection 2 of Section 78.7502 of Chapter 78 of the Nevada Revised Statutes (the "NRS") empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement or conviction or upon a plea of nolo contendere or its equivalent does not, of itself, create a presumption that the person did not act in good faith or in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation or that, with respect to any criminal action or proceeding, he had reasonable cause to believe his cations were unlawful.

    Subsection 2 of Section 78.7502 of the NRS empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person acted in any of the capacities set forth above against expenses, including attorneys' fees, actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted under similar standards to those described above expect that no indemnification may be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation or for amounts paid in settlement to the corporation unless and only to the extent that the court in which such action or suit was brought determines that, despite the adjudication of liability, such person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

    Section 78.7502 of the NRS further provides that to the extent a director or officer of a corporation has been successful in the defense of any action, suit or proceeding referred to in subsections (1) and (2) or in the defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith. Section 78.751 of the NRS provides that any indemnification provided for by Section 78.7502 of the NRS (by court order or otherwise) shall not be deemed exclusive of any other rights to which the indemnified party may be entitled and that the scope of indemnification shall continue as to directors, officers, employees or agents who have ceased to hold such positions, and to their heirs, executors and administrators. Section 78.752 empowers the corporation to purchase and maintain insurance on behalf of a director, officer, employee or agent of the corporation against any liability asserted against him or incurred by him in any such capacity or arising out of his status as such whether or not the corporation would have the power to indemnify him against such liabilities under Section 78.7502.

    Article IX of the Bylaws of the Registrant provides for indemnification of its officers and Directors, substantially identical in scope to that permitted under Section 78.7502 of the NRS. The Bylaws provide, pursuant to Subsection 2 of Section 78.7502 of the NRS, that the expenses of officers and Directors incurred in defending any action, suit or proceeding, whether civil, criminal, administrative or investigative, must be paid by the Registrant as they are incurred and in advance of the final disposition of the action, suit or proceeding, upon receipt of any undertaking by or on behalf of the Director or Officer to repay such amounts unless it shall ultimately be determined that he is entitled to be indemnified by the Registrant pursuant to Article IX of the Bylaws.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES


         EXHIBIT NUMBER                                             DESCRIPTION
--------------------------  -------------------------------------------------------------------------------------------
         4.1     --         Restated Articles of Incorporation of the Company (incorporated by reference from Exhibit
                              3.1 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 1995)
       4.1(a)    --         Certificate of Amendment of Restated Articles of Incorporation, dated October 27, 1997
                              (incorporated by reference from Exhibit 4.2(b) to the Registrant's Registration Statement
                              on Form S-3, File No. 333-47149, as filed with the Commission on March 2, 1998)
       4.1(b)    --         Certificate of Amendment of Restated Articles of Incorporation, dated July 10, 1998
                              (incorporated by reference from Exhibit 4.2(c) to the Registrant's Registration Statement
                              on Form S-3, File No. 333-59259, as filed with the Commission on July 16, 1998)
         4.2     --         Amended and Restated Bylaws of the Company (incorporated by reference from Exhibit 3.1 to the Registrant's Current Report on Form 8-K dated December 16, 1998)
         4.3     --         Specimen Stock Certificate (incorporated by reference from the Registrant's Registration
                              Statement on Form S-3, File No. 333-47149, as filed with the Commission on March 2, 1998)
         5.1     --         Opinion of Lionel, Sawyer & Collins
         8.1     --         Opinion of King & Spalding
        23.1     --         Consent of PricewaterhouseCoopers LLP
        23.2     --         Consent of Lionel, Sawyer & Collins (included in Exhibit 5.1)
        23.3     --         Consent of King & Spalding (included in Exhibit 8.1)
       *24.1     --         Power of Attorney


------------------------


*   Previously filed


ITEM 17.  UNDERTAKINGS

    (a)  The undersigned registrant hereby undertakes:

        (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

           (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933.

           (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

           (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement; PROVIDED, HOWEVER, that paragraphs (a)(1)(i) and (a)(1)(ii) above do not apply if the registration statement is on Form S-3, Form S-8 or Form F-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in the periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or
       Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

        (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post- effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial BONA FIDE offering thereof.

        (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

    (b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of
1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial BONA FIDE offering thereof.

    (c)  The undersigned registrant hereby undertakes that:

        (1) For the purpose of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b) (1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

        (2) For the purpose of determining any liability under the Securities Act of 1933, each post- effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial BONA FIDE offering thereof.

    (d) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions in Item 15 above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES


    Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of New York, State of New York on April 16, 1999.


                                CORNERSTONE PROPERTIES INC.

                                BY:  /S/ JOHN S. MOODY
                                     -----------------------------------------
                                     John S. Moody
                                     CHIEF EXECUTIVE OFFICER AND PRESIDENT


    Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on the 16th day of April, 1999.



          SIGNATURE                        TITLE
------------------------------  ---------------------------
              *                 Chairman of the Board and
------------------------------    Director
      William Wilson III

                                Chief Executive Officer,
      /s/ JOHN S. MOODY           President and Director
------------------------------    (Principal Executive
        John S. Moody             Officer)

     /s/ RODNEY C. DIMOCK       Executive Vice President
------------------------------    and Director
       Rodney C. Dimock

                                Senior Vice President and
     /s/ KEVIN P. MAHONEY         Chief Financial Officer
------------------------------    (Principal Financial and
       Kevin P. Mahoney           Accounting Officer)

              *                 Director
------------------------------
       Cecil D. Conlee

              *                 Director
------------------------------
         Blake Eagle

              *                 Director
------------------------------
   Dr. Karl-Ludwig Hermann

              *                 Director
------------------------------
       Hans C. Mautner

                                Director
------------------------------
      Dr. Lutz Mellinger

              *                 Director
------------------------------
      Craig R. Stapleton

          SIGNATURE                        TITLE
------------------------------  ---------------------------
              *                 Director
------------------------------
     Michael J. G. Topham

                                Director
------------------------------
       Dick van den Bos

                                Director
------------------------------
      Jan van der Vlist

              *                 Director
------------------------------
       Donald G. Fisher

              *                 Director
------------------------------
       Randall A. Hack



*By:      /s/ JOHN S. MOODY
      -------------------------
            John S. Moody
          Attorney-in-Fact